January 23, 2009

Via EDGAR

Ms. Cicely LaMothe
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:       Anthracite Capital, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2007 - Filed on 3/12/2008
Form 10-Q for the period ending June 30, 2008 - Filed on 8/11/2008
File No. 001-13937

Dear Ms. LaMothe:

Set forth below are the Company’s responses to the comments raised in the letter dated December 12, 2008 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Form 10-K (“Form 10-K”) for the year ended December 31, 2007 and the Form 10-Q (“Form 10-Q”) for the period ended June 30, 2008.  For reference purposes, the Staff’s comments have been reproduced in this letter with the responses thereto immediately below.  We appreciate the time and effort that the Staff has devoted to reviewing our disclosures.

Form 10-K for the year ended December 31, 2007

Item 1. Business

Commercial Real Estate Securities, page 5

1.	Please provide us with a more detailed explanation of the information presented in the table on page 5.

Response:

The table on page 5 provides the reader with information about the commercial real estate securities (“CRE securities”) owned by the Company at December 31, 2007. The definitions of the terms used at the top of the table are set forth below:

Par - represents the principal amount required to be repaid to the security owner during the life of the security or at maturity.

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40 East 52nd Street New York, NY 10022 Tel 212.810.5300

Estimated Fair Value - represents the estimated price that would be received to sell a security in an orderly transaction between market participants at the measurement date (December 31, 2007).

Adjusted Purchase Price - represents the price paid by the Company to acquire the security. If the security is purchased at a discount or premium, the purchase price is adjusted to reflect the amortization of the discount or premium.

Dollar Price - represents the estimated fair value or adjusted purchase price of a security divided by its par value.

Loss Adjusted Yield - represents the interest rate the Company expects to earn on its securities. The interest rate has been adjusted to reflect possible future losses on the underlying collateral for the security.

The Company will include the above definitions with the table referenced above in future 10-K filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Commercial Real Estate Loan Activity, page 47

2.
Please provide information about the geographic distribution of your commercial loans for each of the property types identified.  We note that you have provided similar geographic information for your Controlling Class CMBS on page 46.  Please provide this information in future filings and tell us how you plan to comply.

Response:

The Company’s commercial loans are located in various locations throughout the United States, Canada and Europe. On page 47 of the Form 10-K, the Company provides summary level geographic information for commercial real estate loans by disclosing, by property type, the loans that are located both within and outside the United States. As a percentage of total commercial loans, 35.2% are located in the United States and 64.8% are located outside the United States. To further assist the reader in understanding the Company’s commercial real estate loan portfolio by specific geographic location, the Company provides additional information in Schedule IV - Mortgage Loans on Real Estate, on page 124.

The Company believes the presentation of this information in Schedule IV provides sufficient geographic information for commercial loans for each property type identified. In future filings, as a footnote to the summary table on page 47, the Company will refer the reader to Schedule IV - Mortgage Loans on Real Estate.

Net Interest Margin and Net Interest Spread from the Portfolio, page 58

3.
Please advise your basis for excluding the impact of consolidating your interest bearing loan pools and your interest rate risk management contracts rather than just providing an explanatory note to discuss the impact of these items included in your calculation of interest income and interest expense.

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40 East 52nd Street New York, NY 10022 Tel 212.810.5300

Response:

In 2004, the Company acquired a majority and controlling interest in a commercial mortgage-backed securities (“CMBS”) trust. The CMBS trust did not qualify as a qualifying special purpose entity and the Company consolidated the CMBS trust, which is disclosed in note 4 of the Form 10-K. The consolidation of the CMBS trust results in a significant gross-up of interest income and interest expense on the Company’s Statements of Operations. The economic exposure from the CMBS trust, however, is limited to the net interest income generated from the portion of the CMBS trust owned by the Company. As illustrated in the table below, the impact of consolidating the CMBS trust resulted in the Company recording approximately $50 million of interest income and interest expense for the year ended December 31, 2007. Including the CMBS trust creates significant fluctuations for all key operating statistics such as a 28.0% decrease in net interest margin, a 13.6% decrease in average yield, a 9.7% decrease in cost of funds and a 26.3% decrease in net interest spread. Management believes that excluding the impact of the $50 million gross-up to interest income and expense better reflects the economic impact of the underlying net assets of the CMBS trust on the Company’s actual operating statistics. The Company believes the reader of the financial statements should be presented with operating statistics used by the Company’s management.

Below is the Company’s 2007 net interest margin, average yield, cost of funds and net interest spread data as reported in the Form 10-K. The table below also compares this information with the statistics adjusted for the inclusion of the consolidated interest income and interest expense related to the CMBS trust. The Company will include this table in future 10-K filings so the reader can understand the impact of consolidating the CMBS trust on the Company’s operating statistics.

	For the Year Ended December 31,
	($’s in 000’s)
	2007 (Per 10-K)	2007 (Pro Forma Consolidation of CMBS Trust)	$ Variance	% Variance
Adjusted interest income	$276,909	$326,436	$(49,527)	(17.9%)
Adjusted interest expense	$190,985	$241,000	$(50,015)*	(26.2%)
Adjusted net interest income ratios:
Net interest margin	2.5%	1.8%	0.7%	28.0%
Average yield	8.1%	7.0%	1.1%	13.6%
Cost of funds	6.2%	5.6%	0.6%	9.7%
Net interest spread	1.9%	1.4%	0.5%	26.3%
Ratios including income from equity investments:
Net interest margin	3.3%	2.4%	0.9%	27.3%
Average yield	8.6%	7.4%	1.2%	14.0%
Cost of funds	6.2%	5.6%	0.6%	9.7%
Net interest spread	2.4%	1.8%	0.6%	25.0%

________________
* $49,527 relates to the CMBS trust and $488 relates to hedge ineffectiveness

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40 East 52nd Street New York, NY 10022 Tel 212.810.5300

Financial Statements and Notes

Consolidated Statements of Operations, page 81

4.	Tell us your basis for including earnings from equity investments within income rather than below expenses.

Response:

The Company’s basis for including earnings from equity investments within income rather than below expenses is based upon the Company’s interpretation of Rule 5-03(b)(13) of SEC Regulation S-X, which states, in relevant part: "If justified by the circumstances, this item may be presented in a different position and a different manner."

The Company’s primary investment activities are conducted on a global basis in three investment sectors:  commercial real estate securities, commercial real estate loans and commercial real estate equity. The Company concluded that the operations of the entities accounted for by the Company using the equity method are integral to the Company's primary investment activities. The Company therefore believes it is justified in its presentation of these investments as part of income based on the following factors:

•
The earnings from equity investments of $32,063, $27,431 and $12,146 for the years ended December 31, 2007, 2006 and 2005, respectively, represent 38.2%, 34.7%, and 17.2% of the Company’s income from continuing operations.

•
The entities in which the Company has made equity investments invest exclusively in commercial real estate loans and commercial real estate equity, which are part of the Company’s primary investment activities. The decision by management to invest in these entities was made to provide the Company with greater diversification of its investments and to limit exposure in any one particular asset, borrower or geographic location.

•
The entities in which the Company has made equity investments are managed by either the same external manager as the Company or an affiliate of the Company’s external manager to ensure that the investment objectives of these entities are aligned with the Company’s investment objectives.

The Company makes investments in commercial real estate loans in two ways: 1) by directly acquiring a commercial real estate loan position or 2) by investing in two private commercial real estate funds that invest only in commercial real estate loans. The two private commercial real estate loan funds through which the Company makes real estate loan investments are Carbon Capital, Inc. (“Carbon I”) and Carbon Capital II, Inc. (“Carbon II” and collectively the “Carbon Funds”). Through its 20% ownership of Carbon I and 26% ownership of Carbon II, the Company’s business strategy is to use the Carbon Funds as an extension of its commercial loan investing operations. As of December 31, 2007, the Carbon Funds had invested in 28 commercial real estate loans with a carrying value of $666 million while the Company in addition had directly invested in 62 commercial real estate loans with a carrying value of $983 million as of the same date. By owning an indirect interest in the $666 million commercial loan portfolio, management believes that the Carbon Funds provide the Company with greater portfolio diversification.

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40 East 52nd Street New York, NY 10022 Tel 212.810.5300

The Company also has made investments in commercial real estate equity in two ways: 1) by directly acquiring a commercial real estate equity position or 2) by investing in the BlackRock Diamond Property Fund, Inc. (the “Diamond Fund”), a private commercial real estate equity fund.  In September 2007, the Company redeemed its entire interest in the Diamond Fund and, at September 30, 2007, the Company had no remaining interest. Prior to redeeming its interest, the Company owned an indirect interest in 57 commercial real estate equity positions with a market value of $978 million. By owning an indirect interest in the $978 million commercial real estate equity portfolio, management believes that the Diamond Fund provided the Company with greater portfolio diversification.

Based on the fact that the equity method investments described above are an integral part of the Company’s commercial loan and equity investing activities, the Company concluded that the earnings from these equity investments should be presented within income rather than below expenses.

Consolidated Statements of Operations, page 81

5.
We note that you have included dividends per share on the face of your Statements of Operations instead of in the notes to your financial statements. Advise us how your disclosure complies with the guidance in paragraph 37 of SFAS 128.

Response:

The Company discloses dividends per share on its interim Statements of Operations in accordance with Rule 10-01(b)(ii) of Regulation S-X. While this requirement relates specifically to a company’s quarterly filing, the Company continued to disclose dividends per share on the face of the Statements of Operations in the Form 10-K for the year ended December 31, 2007. In future 10-K filings, the Company will disclose dividends per share information in the footnotes to the financial statements, and not on the face of the Statements of Operations.

Note 6 – Commercial Mortgage Loans, page 100

6.
We note that as of December 31, 2007, there were no loans subject to delinquent principal or interest and you have not recorded a provision for possible loan losses.  Please tell us how loans that are determined not to be individually impaired are considered in the assessment of an allowance under SFAS 5, SAB 6L & EITF Topic D-80, Question 10. In that regard, explain how you considered the referenced guidance in determining that no allowance is required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired.

Response:

The 62 commercial real estate mortgage loans (“CRE loans”) held by the Company as of December 31, 2007 have unique characteristics such as geographic location, different borrowers and different property types.

Certain CRE loans are located outside the United States, as detailed on page 47 of the Form 10-K. These loans are dispersed across various countries in Europe, including the Netherlands, the United Kingdom, Germany and Switzerland. The U.S. loans are also widely dispersed across various states including Arizona, Nevada and New York. These loans have collateral ranging across seven property types, including retail, office, multifamily, storage, land, hotel and other mixed use.

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40 East 52nd Street New York, NY 10022 Tel 212.810.5300

The Company performs an analysis of each loan in accordance with paragraph 8 of Statement of Financial Accounting Standards No. 114 (“SFAS 114”) by assessing whether “it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.” In performing this analysis, management determined that there were no credit losses identified in its loan portfolio from the inception of the Company through December 31, 2007. In addition, the loans do not meet the definition of “large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment” in accordance with paragraph 8 of SFAS 114. While the Company has considered the accounting guidance of SFAS 5, SAB 6L & EITF Topic D-80, Question 10, it has concluded that these loans have unique characteristics and there is insufficient historical loss data to evaluate whether it is probable that a provision for credit losses should be recorded based on the referenced guidance.

Note 8 – Securitization Transactions, page 103

7.	Please clarify what key economic assumptions are used to determine the estimated fair value of retained interests as of year end. Reference is made to paragraph 4(h) of SFAS 156.

Response:

The key economic assumption used to determine the estimated fair value of the retained interests as of December 31, 2007 is the underlying projected future cash flows to be received. Those cash flows include estimates of future credit losses and prepayment rates on loans that comprise the underlying collateral for the retained interests. Once a set of cash flows has been determined, a discount rate is applied to those cash flows to calculate the net present value of the cash flows. There has been a great degree of instability in the current markets and making such estimates has been difficult and fluid. The Company reviews the market data and specific loan criteria to determine the best estimate for these assumptions using specific underlying collateral data as well as information on particular borrowers.

The discount rate used to net present value the cash flows is determined by reference to yields on non-investment grade CMBS because the underlying collateral for the retained interest is a pool of non-investment grade CMBS. The discount rate for the retained interest is typically higher than the yield on the non-investment grade CMBS to reflect the market perception that the retained interest has increased risk as compared to a single non-investment grade security.

The information below reflects the quantification of the key assumptions in each of the retained interests as of December 31, 2007:

Loss assumptions: based on specific loss assumptions for the loans that comprise the underlying collateral for retained interests.

Prepayment assumption: based on recent actual prepayment experience for the loans that comprise the underlying collateral for the retained interests.

Discount rate: 21%

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40 East 52nd Street New York, NY 10022 Tel 212.810.5300

In future filings, the Company will include a table disclosing the key economic assumptions used to determine the estimated fair value of the retained interests as of the measurement date and the table disclosing such information.

Note 12 – Preferred Stock, page 112

8.	Tell us and consider disclosing the redemption provisions of the Series C and D Cumulative Redeemable Preferred Stock and your basis for classifying the outstanding amounts in equity.

Response:

The redemption provisions of the Series C & D Cumulative Redeemable Preferred Stock (“Preferred Stock”) are as follows:

1)
The Preferred Stock has no stated maturity date and the Company is not required to redeem the shares at any time. The Company has the option to redeem the Preferred Stock after an agreed-upon date (Series C is May 29, 2008 and Series D is February 12, 2012). On or after such date, the Company may redeem the Preferred Stock, in whole or in part, for cash at $25.00 per share, plus accumulated and unpaid dividends, if any.

2)	The Preferred Stock is not subject to any sinking fund that contains dollars set aside for redemption.
3)	The Preferred Stock is not subject to any mandatory redemption by the holder.
4)	The Preferred Stock cannot be converted into any other securities.

Based on the above redemption features, the Company concluded that the Preferred Stock should be classified as permanent equity in accordance with Rule 5-02.28 of Regulation S-X and Emerging Issues Task Force (“EITF”) Topic D-98. This conclusion was based on the fact that the Preferred Stock is not redeemable at: (1) either a fixed or determinable price on a fixed or determinable date and (2) the Preferred Stock is not redeemable at the option of the holder, or upon the occurrence of an event that is not solely within the control of the issuer.

The Company will make disclosures regarding the redemption provisions of the Preferred Stock and the basis for classifying the outstanding amounts as permanent equity in its December 31, 2008 10-K and in all future filings.

Form 10-Q for the period ended June 30, 2008

Note 3 – Fair Value Disclosures

9.
We understand that you have categorized a significant portion of your financial instruments as Level 3 due to lack of current market activity and that you may transfer the assets and liabilities in subsequent periods to Level 2 if market activity returns.  Please clarify what criteria you use to determine whether the market for your financial instruments is active or inactive and how the effects of illiquidity are taken into account in your valuation techniques.

Response:

The Company’s financial assets that were classified as Level 3 due to market inactivity consist primarily of CRE securities; the Company’s financial liabilities that were classified as Level 3 consist primarily of

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40 East 52nd Street New York, NY 10022 Tel 212.810.5300

long-term liabilities used to finance the CRE securities. Market activity for CRE securities and long-term liabilities declined dramatically from 2007 to 2008 due to the ongoing turmoil in the credit markets. New issuance volume for CRE securities was a record $230 billion in 2007. For the year ended 2008, new issuance volume for CRE securities was $12.2 billion, a 95% decline from prior year activity. The secondary market activity for CMBS and long-term liabilities that were used to finance such securities similarly declined significantly in 2008 with minimal trading activity for investment grade CRE securities and no trading activity for non-investment grade CMBS. Based on the guidance in paragraph 28 of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, the Company determined there were very few transactions for similar assets and liabilities and no specific transactions for the Company’s assets and liabilities and prices among brokers who make a market in this sector have varied significantly. The Company concluded that the market was inactive based on the items above as well as the fact that transactions for these assets and liabilities did not occur with sufficient frequency and volume to provide pricing information at the measurement date and on an ongoing basis. The Company continues to monitor the activity of the market to determine if the market becomes active. If in the future transactions for these assets and liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis, the Company will re-evaluate the classification of these financial instruments as Level 3.

As noted in the Company’s June 30, 2008 10-Q, the fair value of the CRE securities and related long-term liabilities is determined by reference to index pricing and market prices provided by dealers who make a market in these financial instruments. The Company uses index pricing for these assets and liabilities because this is the method most commonly used by the market for these types of assets and liabilities.

A decline in trading volume as noted above has resulted in reduced liquidity for the Company’s financial instruments. The quotes received from these dealers are only indicative of fair value and do not necessarily represent what the Company would receive in an actual trade. The Company performs an additional analysis to validate the prices received from dealers.  This process includes analyzing the securities based on vintage year, rating and asset type and converting the price received to a spread to a particular index.  The calculated spread is then compared to market information available for securities of similar type, vintage year and rating.

The Company utilizes this process to validate the prices received from dealers and adjustments are made as deemed necessary by management to capture current market information. The spread information available in the market captures the illiquidity in the market for these assets and liabilities which is evidenced by the difference between the present value of the loss adjusted cash flows for a particular security and the price received from the dealer for this security. Over the past eighteen months, the Company has continued to see declines in the prices received from dealers for these assets and liabilities and continued to see market information indicating that spreads for these assets and liabilities have continued to widen as a result of market illiquidity.

The Company will include the additional disclosures above in the 2008 Form 10-K and in all future filings.

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40 East 52nd Street New York, NY 10022 Tel 212.810.5300

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Further to the Staff’s request on pages 3 and 4 of the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please address any comments or questions with the respect to the foregoing to the undersigned at 212-810-3340.

Very truly yours,

/s/ James J. Lillis

James J. Lillis
Chief Financial Officer and Treasurer

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40 East 52nd Street New York, NY 10022 Tel 212.810.5300